Exhibit 21.1

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization
Seritage Growth Properties, L.P.	Delaware
Seritage SRC Finance LLC	Delaware
Seritage KMT Finance LLC	Delaware
Seritage SRC Mezzanine Finance LLC	Delaware
Seritage KMT Mezzanine Finance LLC	Delaware
Seritage Management LLC	Delaware
Seritage GS Portfolio Holdings II LLC	Delaware
Seritage GS Portfolio (2017) LLC	Delaware
Seritage SPS Portfolio Holdings II LLC	Delaware
Seritage MS Portfolio LLC	Delaware